Dreyfus Basic Municipal Money Market Fund
Statement of Investments
May 31, 2005 (Unaudited)

Tax Exempt Investments-- 101.0%	Principal Amount ($)		Value ($)
Arkansas--1.0%			
Arkansas Development Finance Authority, IDR			
VRDN (Defiance Metal Products of Arkansas Project)			
3.12% (LOC; Standard Federal Bank)	3,410,000	a	3,410,000
California--1.5%			
California Statewide Communities Development Authority			
MFHR, VRDN (Vista Montana Apartments)			
3.07% (Liquidity Facility; Merrill Lynch)	2,500,000	a	2,500,000
Golden State Tobacco Securitization Corporation, Revenue			
VRDN 3.05% (Liquidity Facility; Merrill Lynch)	2,875,000	a	2,875,000
Colorado--2.3%			
Park Creek Metropolitan District, GO Notes, VRDN			
3.05% (Liquidity Facility; Merrill Lynch)	5,775,000	a	5,775,000
Section 14 Metropolitan District Jefferson County			
GO Notes, Refunding, VRDN			
2.25% (LOC; U. S. Bank NA)	2,500,000	a	2,500,000
District of Columbia--2.0%			
District of Columbia:			
GO Notes			
4.95%, 6/1/2005 (Insured; AMBAC)	1,500,000		1,500,000
Revenue, VRDN:			
(Idea Public Charter School)			
3.08% (LOC; Allfirst Bank)	2,400,000	a	2,400,000
Merlots Program 3% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	3,130,000	a	3,130,000
Florida--1.9%			
Broward County Educational Facilities Authority			
Revenue, VRDN (Nova Southeastern University)			
2.99% (LOC; Bank of America)	3,500,000	a	3,500,000
Palm Beach County, IDR			
VRDN (Palm Beach Bedding Company Project)			
3.02% (LOC; Wachovia Bank)	3,210,000	a	3,210,000
Georgia--8.7%			
Atlanta, Airport Revenue, VRDN, Merlots Program			
3.05% (Insured; FGIC and Liquidity Facility;			
Wachovia Bank)	5,070,000	a	5,070,000
Gainesville Housing Authority, MFHR			
VRDN (Lenox Park Apartments Project)			
3.09% (Liquidity Facility; Merrill Lynch)	3,390,000	a	3,390,000
Municipal Electric Authority of Georgia, Revenue, CP			
3.05%, 6/14/2005 (LOC: Bayerische Landesbank,			
Wachovia Bank and WestLB AG)	2,300,000		2,300,000
Savannah Economic Development Authority			
Industrial Revenue, VRDN (Home Depot Project) 3.02%	20,000,000	a	20,000,000
Idaho--.9%			
Idaho Housing and Finance Association, SFMR			
2.50%, 2/1/2006 (Liquidity Facility; Lloyds TSB Bank)	3,000,000		3,000,000

Illinois--1.5%

Illinois Development Finance Authority, Revenue, VRDN			
(Aurora Central Catholic High School)			
3.25% (LOC; Allied Irish Banks)	1,000,000	a	1,000,000
Illinois Finance Authority, IDR, VRDN			
(CFC International Inc. Project)			
3.04% (LOC; ABN-AMRO)	2,000,000	a	2,000,000
Metropolitan Pier and Exposition Authority, Revenue			
6.50%, 6/1/2005 (Insured; MBIA)	2,400,000		2,400,000

Indiana--3.6%

Gary, EDR, VRDN			
(Gary County Market Project)			
3.11% (LOC; ABN-AMRO)	3,275,000	a	3,275,000
Indianapolis Local Public Improvement Bond Bank			
Revenue 3%, 7/6/2005	5,425,000		5,430,303
Lawerence-Fort Harrison Reuse Authority, Revenue			
VRDN (Fort Harrison Military Base)			
2.98% (LOC; Fifth Third Bank)	4,000,000	a	4,000,000

Kentucky--5.6%

Kenton County Airport Board, Special Facilities Revenue			
VRDN (Airis Cincinnati LLC)			
3.05% (LOC; Deutsche Postbank)	16,800,000	a	16,800,000
Kentucky Asset Liability Commission, Revenue, TRAN			
3%, 6/29/2005	3,000,000		3,002,300

Louisiana--1.4%

Louisiana Public Facilities Authority, Revenue, CP			
(Christus Health) 2.80%, 6/10/2005 (Insured; AMBAC			
and Liquidity Facility; Credit Suisse)	5,000,000		5,000,000

Maryland--.8%

Maryland Economic Development Corporation, Revenue			
VRDN (Chesapeake Advertising Facility)			
3.21% (LOC; M&T Bank)	2,790,000	a	2,790,000

Michigan-7.5%

ABN AMRO Munitops Certificate Trust, Revenue, VRDN			
3.08% (Insured; GNMA and			
Liquidity Facility; ABN-AMRO)	9,495,000	a	9,495,000
State of Michigan, GO Notes			
3.50%, 9/30/2005	5,000,000		5,024,452
Michigan Hospital Finance Authority, Revenue, VRDN			
(Healthcare Equipment Loan Program)			
3.01% (LOC; Fifth Third Bank)	2,900,000	a	2,900,000
Michigan Strategic Fund, LOR, VRDN			
(NSS Technologies Project)			
3.07% (LOC; Wachovia Bank)	4,000,000	a	4,000,000
Oakland County Economic Development Corporation, LOR			
VRDN (Michigan Seamless Tube LLC Project)			
3.12% (LOC; Standard Federal Bank)	5,000,000	a	5,000,000

Mississippi--.7%

Mississippi Business Finance Corporation, Revenue			
VRDN (Jackson Preparatory School)			
3.10% (LOC; First Tennessee Bank)	2,575,000	a	2,575,000

Missouri--2.7%

Missouri Higher Education Loan Authority, SLR			
Refunding, VRDN 3.03% (Insured; MBIA and			
Liquidity Facility; State Street Bank and Trust Company)	9,500,000	a	9,500,000

Nevada--1.1%

Clark County, EDR, VRDN			
(Lutheran Secondary School Association Project)			
3.15% (LOC; Allied Irish Banks)	3,800,000	a	3,800,000

New York--1.1%

New York State Environmental Facilities, SWDR			
CP 2.95%, 6/6/2005 (LOC: Bayerische Landesbank			
and Helaba Bank)	4,000,000		4,000,000

North Carolina--.9%

Iredell County Industrial Facilities and Pollution Control			
Financing Authority, Revenue, VRDN			
(Onsrud Inc. Project) 3.07% (LOC; Wachovia Bank)	3,300,000	a	3,300,000

Ohio--3.3%

Hamilton County Healthcare Facilities, Revenue			
VRDN (Twin Towers and Twin Lakes Project)			
2.99% (LOC; U. S. Bank N.A.)	3,500,000	a	3,500,000
Ohio State Higher Educational Facilities, Revenue, VRDN			
(Cedarville University Project) 3.03% (LOC; Key Bank)	6,305,000	a	6,305,000
Ohio State Mental Health Capital Facilities, Revenue			
2.75%, 6/1/2005	1,840,000		1,840,000

Oklahoma--1.3%

Canadian County Home Finance Authority, MFHR, VRDN			
3.09% (Liquidity Facility; Merrill Lynch)	4,650,000	a	4,650,000

Oregon--1.4%

Portland, EDR, VRDN			
(Broadway Project) 2.98% (Insured; AMBAC and			
Liquidity Facility; Key Bank)	4,800,000	a	4,800,000

Pennsylvania--13.2%

Bethlehem Area School District, GO Notes			
VRDN 2.99% (Insured; FSA and Liquidity Facility;			
Dexia Credit Locale)	5,000,000	a	5,000,000
Chester County Industrial Development Authority			
Revenue, VRDN (University Student Housing Project)			
3.02% (LOC; Citizens Bank of Pennsylvania)	7,305,000	a	7,305,000
Dauphin County General Authority, Revenue			
VRDN 3.02% (Insured; FSA and Liquidity Facility:			
Bank of Nova Scotia and Kreditbank N.V.)	2,000,000	a	2,000,000
Lancaster Industrial Development Authority, Revenue			
VRDN (Student Lodging and Services)			
3.11% (LOC; Fulton Bank)	4,515,000	a	4,515,000
Mount Lebanon School District, GO Notes, VRDN			
Merlots Program 3% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	4,985,000	a	4,985,000
Pennsylvania Higher Education Assistance Agency, Revenue			
VRDN 3.01% (Insured; AMBAC and			
Liquidity Facility; Wachovia Bank)	12,000,000	a	12,000,000
Reading Regional Airport Authority, Revenue			
VRDN 3.02% (Insured; AMBAC and			
Liquidity Facility; Wachovia Bank)	3,940,000	a	3,940,000
Scranton Redevelopment Authority, LR			
VRDN 3.01% (LOC; PNC Bank N.A.)	2,000,000	a	2,000,000
Venango County Industrial Development Authority, Revenue, CP			
(Scrubgrass Project) 2.95%, 6/2/2005			
(LOC; Dexia Credit Locale)	5,000,000		5,000,000

Tennessee--5.4%

Chattanooga Metropolitan Airport Authority, Revenue			
Refunding, VRDN 3.20% (LOC; First Tennessee Bank)	9,325,000	a	9,325,000
Metropolitan Government Nashville and Davidson County			
Health and Educational Facility Board, MFHR			
Refunding, VRDN (Brentwood Oaks Apartments)			
2.99% (Insured; FNMA and Liquidity Facility; FNMA)	9,920,000	a	9,920,000

Texas--14.0%

Brazos River Authority, PCR, Refunding, VRDN			
(TXU Energy Company Project)			
3.03% (LOC; Wachovia Bank)	4,000,000	a	4,000,000
Greenville Industrial Development Corporation			
Industrial Revenue, VRDN (Woodgrain Project)			
3.06% (LOC; General Electric Capital Corp.)	3,225,000	a	3,225,000
Gulf Coast Waste Disposal Authority			
Environmental Facilities Revenue, VRDN			
(BP Products North America Inc.) 3.04%	3,250,000	a	3,250,000
Harris County Health Facilities Development Corporation			
Revenue, Refunding, VRDN			
(The Methodist Hospital) 2.98%	10,000,000	a	10,000,000
Harris County Industrial Development Corporation			
SWDR, VRDN (Deer Park Refining)			
2.99% (LOC; Shell Oil Company)	5,000,000	a	5,000,000
Lower Neches Valley Authority Industrial Development			
Corporation, Exempt Facilities Revenue, VRDN			
(Onyx Environmental Services)			
3% (LOC; Bank of America)	3,400,000	a	3,400,000
Port of Port Arthur Navigation District			
Environmental Facilities Revenue, Refunding			
VRDN (Motiva Enterprises Project) 3.08%	5,945,000	a	5,945,000
Revenue Bond Certificate Series Trust, Revenue, VRDN			
(Siena Place) 3.43% (GIC; AIG Funding Inc.)	3,315,000	a	3,315,000
Tarrant County Housing Finance Corporation, Revenue			
VRDN 3.09% (Insured; Merrill Lynch and			
Liquidity Facility; Merrill Lynch)	2,420,000	a	2,420,000
State of Texas, TRAN 3%, 8/31/2005	5,000,000		5,017,290
Texas Department of Housing and Community Affairs, SFHR			
1.95%, 8/3/2005 (GIC; CDC Municipal Products Inc.)	3,000,000		3,000,000
Texas Woman's University, Revenue, Refunding			
2.50%, 7/1/2005 (Insured; MBIA)	1,015,000		1,015,330

Utah--2.8%

Utah Housing Corporation, SFMR			
2.50%, 12/1/2005			
(Liquidity Facility; Bayerische Landesbank)	3,400,000		3,400,000
Utah Housing Finance Agency, MFHR			
Refunding, VRDN (Candlestick Apartments LLC)			
3.02% (Insured; FNMA and Liquidity Facility; FNMA)	6,400,000	a	6,400,000

Virginia--2.8%

Hanover County Industrial Development Authority, IDR			
VRDN (Iron and Metal Company Project)			
3.10% (LOC; Branch Banking and Trust Company)	3,690,000	a	3,690,000
Patrick County Industrial Development Authority			
IDR, VRDN (Narroflex Inc. Project):			
3.10% (LOC; HSBC Bank USA)	4,240,000	a	4,240,000
3.15% (LOC; HSBC Bank USA)	530,000	a	530,000
Roanoke Industrial Development Authority, IDR			
VRDN (Virginia Transformer Corp.)			
3.10% (LOC; Suntrust Bank)	1,590,000	a	1,590,000

Washington--5.3%

Kitsap County, GO Notes			
Refunding 3%, 7/1/2005 (Insured; MBIA)	1,520,000		1,521,238
Port Chehalis Industrial Development Corporation			
Revenue, VRDN (JLT Holding LLC Project)			
3.10% (LOC; Key Bank)	3,080,000	a	3,080,000
Washington Housing Finance Commission, MFHR, VRDN:			
Refunding (Avalon Ridge Apartments Project)			
3.04% (Insured; FNMA)	8,755,000	a	8,755,000
(Vintage Everett Living) 3.02% (Insured; FNMA and			
Liquidity Facility; FNMA)	5,250,000	a	5,250,000

Wisconsin--1.8%

Wisconsin Health and Educational Facilities Authority			
Revenue, VRDN (Mequon Jewish Project)			
3% (LOC; Bank One)	3,250,000	a	3,250,000
Wisconsin Rural Water Construction Loan Program			
Revenue, BAN 3%, 10/1/2005	3,260,000		3,273,584

Wyoming---4.5%

Campbell County, IDR		
(Two Elk Power General Station Project):		
2.40%, 12/1/2005 (GIC; Royal Bank of Canada)	9,000,000	9,000,000
2.84%, 12/1/2005 (GIC; Citibank N.A.)	7,000,000	7,000,000

Total Investments (cost $357,504,497)	**101.0%**	**357,504,497**
Liabilities, Less Cash and Receivables	**(1.0)%**	**(3,514,360)**
Net Assets	**100.0%**	**353,990,137**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOR**	Limited Obligation Revenue
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance
EDR	Economic Development Revenue		Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**SFHR**	Single Family Housing Revenue
GIC	Guaranteed Investment Contract	**SFMR**	Single Family Mortgage Revenue
GNMA	Government National Mortgage Association	**SLR**	Student Loan Revenue
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**TRAN**	Tax and Revenue Anticipation Notes
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	83.3
AAA, AA, A b		AAA, AA, A b		AAA, AA, A b	3.8
Not Rated c		Not Rated c		Not Rated c	12.9
					100.0

* Based on total investments

a Securities payable on demand. Variable interest rate-subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to
   be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Basic New Jersey Municipal Money Market Fund
Statement of Investments (Unaudited)
May 31, 2005

Tax Exempt Investments- 102.0%	Principal Amount ($)		Value ($)
New Jersey- 100.8%			
Bayonne Municipal Utilities Authority, Water System			
Revenue 5%, 1/1/2006 (Insured; MBIA)	540,000		547,736
County of Bergen, GO Notes, General Improvement			
4.625%, 7/15/2005	100,000		100,275
Township of Bernards, GO Notes, BAN 3%, 9/16/2005	1,135,000		1,137,486
County of Burlington, GO Notes (County College)			
2%, 9/15/2005	365,000		364,607
Camden County Improvement Authority, VRDN			
Health Care Redevelopment Revenue			
(Cooper Health System) 3.06%			
(LOC; Commerce Bank N.A.)	6,000,000	a	6,000,000
Cape May, GO Notes, BAN 3.25%, 1/6/2006	1,250,000		1,256,588
Cape May County, GO Notes, General Improvement			
2.50%, 12/1/2005	800,000		801,180
Cliffside Park School District, GO Notes			
5.05%, 7/15/2005 (Insured; FGIC)	230,000		230,546
Delaware River Port Authority PA & NJ, Revenue			
Refunding 5.25%, 1/1/2006 (Insured; AMBAC)	245,000		248,582
Township of Dover, GO Notes, BAN 3%, 6/23/2005	1,235,000		1,235,914
Dumont School District, GO Notes			
4%, 3/15/2006 (Insured; FSA)	580,000		586,713
Essex County, GO Notes, General Improvement			
4.25%, 6/1/2005 (Insured; FGIC)	475,000		475,000
Township of Fairfield, GO Notes, BAN 3%, 6/10/2005	1,061,000		1,061,321
Township of Hamilton, Mercer County			
GO Notes 4.60%, 8/1/2005 (Insured; MBIA)	100,000		100,462
County of Hudson, GO Notes, BAN 3%, 9/21/2005	1,000,000		1,003,765
Township of Irvington, GO Notes, BAN:			
3%, 10/28/2005	1,898,500		1,906,095
3.50%, 3/16/2006	688,500		692,727
Jersey City, GO Notes, General Improvement			
4%, 9/1/2005 (Insured; FSA)	350,000		351,649
Jersey City Municipal Utilities Authority, Sewer Revenue			
3.60%, 7/15/2005 (Insured; FGIC)	125,000		125,084
Lacey Township School District, GO Notes, Refunding			
3%, 11/1/2005 (Insured; MBIA)	115,000		115,380
Linden, GO Notes:			
BAN 3%, 6/1/2005	2,370,000		2,370,000
2.50%, 12/1/2005	130,000		130,192
Lower Township, GO Notes, BAN 4%, 6/2/2006	500,000		504,850
Maple Shade Township School District, GO Notes			
4.125%, 4/1/2006 (Insured; MBIA)	500,000		506,617
Mercer County Improvement Authority, Revenue:			
(Special Services School District Project)			
3.25%, 1/15/2006 (Insured; FSA)	170,000		170,777
VRDN (Children's Home Society Project)			
3.05% (LOC; Wachovia Bank)	1,240,000	a	1,240,000
Metuchen School District, GO Notes:			
4%, 8/15/2005 (Insured; FGIC)	600,000		601,922
Refunding 4.25%, 9/15/2005 (Insured; FGIC)	145,000		145,760

Middletown Township Board of Education, GO Notes			
5.70%, 8/1/2005 (Insured; MBIA)	125,000		125,540
County of Monmouth, GO Notes, General Improvement			
4.50%, 9/1/2005	100,000		100,587
Monmouth County Improvement Authority, Revenue			
(Howell Township Board of Education Improvement Project)			
4%, 7/15/2005 (Insured; AMBAC)	100,000		100,207
Mount Arlington, GO Notes, BAN 2.625%, 8/19/2005	1,150,000		1,152,261
Township of Mount Laurel, GO Notes			
BAN 3%, 11/4/2005	1,227,100		1,232,240
State of New Jersey, GO Notes			
TAN 3%, 6/24/2005	1,790,000		1,791,060
New Jersey Building Authority, State Building Revenue			
5.50%, 6/15/2005	200,000		200,248
New Jersey Economic Development Authority:			
LR:			
(International Center for Public Health Project)			
5.25%, 6/1/2005 (Insured; AMBAC)	100,000		100,000
(State Office Buildings Projects)			
5%, 6/15/2005 (Insured; AMBAC)	285,000		285,298
Revenue, Refunding (Senior Lien)			
5%, 7/1/2005 (Insured; MBIA)	800,000		801,704
VRDN:			
EDR:			
(AJV Holdings LLC Project)			
3.03% (LOC; JPMorgan Chase Bank)	750,000	a	750,000
(ARND LLC Project)			
3.13% (LOC: Comerica Bank and Sovereign Bank)	4,240,000	a	4,240,000
(AVP Realty Holdings) 3.11% (LOC; PNC Bank)	250,000	a	250,000
(Challenge Printing Project)			
3.10% (LOC; Wachovia Bank)	1,440,000	a	1,440,000
(Hathaway Association LLC Project)			
3.10% (LOC; Wachovia Bank)	2,195,000	a	2,195,000
(International Processing Corporation Project)			
3% (LOC; Bank of America)	1,900,000	a	1,900,000
(Park Lane Associates Project)			
3.10% (LOC; Wachovia Bank)	675,000	a	675,000
(Parke Place Associates Project)			
3.11% (LOC; Commerce Bank N.A.)	6,100,000	a	6,100,000
(RCC Properties LLC Project)			
3.10% (LOC; Wachovia Bank)	1,980,000	a	1,980,000
Refunding (RDR Investment Company LLC)			
3.10% (LOC; Wachovia Bank)	500,000	a	500,000
(South Van Brunt Properties LLC)			
3.10% (LOC; Wachovia Bank)	1,790,000	a	1,790,000
(St. Peters Preparatory School)			
3.05% (LOC; Wachovia Bank)	1,145,000	a	1,145,000
(Stamato Realty LLC Project)			
3.01% (LOC; Valley National Bank)	4,700,000	a	4,700,000
(Stone Brothers Secaucus Project)			
3.01% (LOC; Valley National Bank)	1,655,000	a	1,655,000
(United Window and Door Manufacturing Inc.)			
3.10% (LOC; Wachovia Bank)	500,000	a	500,000
(Wearbest Sil-Tex Mills Project)			
3.15% (LOC; The Bank of New York)	2,105,000	a	2,105,000
IDR (Pennwell Holdings LLC Project)			
3.10% (LOC; Wachovia Bank)	2,855,000	a	2,855,000
Industrial Revenue:			
(Joe and James Moreng)			
3.05% (LOC; Wachovia Bank)	1,460,000	a	1,460,000

(Melrich Road Development Corporation)			
3.10% (LOC; Wachovia Bank)	2,370,000	a	2,370,000
Refunding (Station Plaza Park and Ride)			
3.05% (LOC; Wachovia Bank)	3,300,000	a	3,300,000
Private Schools Revenue (Oak Hill Academy Project)			
3.05% (LOC; Wachovia Bank)	2,060,000	a	2,060,000
Revenue (Four Woodbury Mews Project)			
3.09% (LOC; Bank of America)	5,000,000	a	5,000,000
New Jersey State Educational Facilities Authority:			
LR (Higher Education Equipment Leasing Fund)			
5%, 9/1/2005	200,000		201,252
Revenue:			
(Capital Improvement Fund)			
5%, 9/1/2005	100,000		100,719
(Higher Education Facilities Trust Fund)			
5.125%, 9/1/2005 (Insured; AMBAC)	100,000		100,802
New Jersey Environmental Infrastructure Trust			
Revenue 4.75%, 9/1/2005	135,000		135,866
New Jersey Health Care Facilities Financing Authority, Revenue:			
(Allegany Health-Our Lady Lourdes Franciscan			
Sisters Allegany) 4.80%, 7/1/2005 (Insured; MBIA)	200,000		200,274
(St. Joseph's Hospital and Medical Center)			
5.20%, 7/1/2005 (Insured; AMBAC)	100,000		100,173
New Jersey State Housing and Mortgage Financing Authority			
Revenue, VRDN:			
(Single Family Housing):			
3.08% (GIC; Rabobank Nederland)	2,300,000	a	2,300,000
3.08% (Liquidity Facility; Dexia Credit Locale)	4,525,000	a	4,525,000
New Jersey State Transit Corporation			
COP 5.25%, 9/15/2005 (Insured; AMBAC)	680,000		686,381
New Jersey State Transportation Trust Fund Authority			
Transportation System:			
Fuel Sales Tax Revenue:			
5.25%, 6/15/2005	365,000		365,424
6%, 6/15/2005 (Insured; AMBAC)	370,000		370,521
6.50%, 6/15/2005 (Insured; AMBAC)	750,000		751,204
Revenue:			
5%, 6/15/2005	200,000		200,194
5.25%, 6/15/2005	290,000		290,373
5.50%, 6/15/2005	2,100,000		2,102,892
New Jersey Wastewater Treatment Trust			
Revenue, Refunding 5.20%, 9/1/2005	100,000		100,756
Newark Housing Authority, MFHR, VRDN			
3.09% (Liquidity Facility; Merrill Lynch)	970,000	a	970,000
Township of North Brunswick, GO Notes, BAN			
3.25%, 8/24/2005	2,010,000		2,016,916
Ocean County, GO Notes (College Capital			
Improvement) 2%, 10/1/2005	250,000		249,710
Paramus, GO Notes, BAN 3%, 7/29/2005	2,204,299		2,208,785
Passaic County Utilities Authority, Revenue			
Refunding (Solid Waste System Project Notes)			
3.25%, 2/27/2006	1,150,000		1,156,242
Paterson, GO Notes, BAN			
2.75%, 6/24/2005	1,324,000		1,324,696
Port Authority of New York and New Jersey			
Port, Airport and Marina Revenue:			
6%, 7/15/2005	100,000		100,491
4.50%, 8/1/2005	600,000		602,520
5%, 12/15/2005 (Insured; AMBAC)	170,000		172,197

City of Rahway, GO Notes, BAN 3.50%, 12/5/2005	575,000		577,210
Red Bank Regional High School District, GO Notes			
3%, 9/30/2005	1,000,000		1,003,906
Borough of Rockleigh, GO Notes, General Improvement			
3.25%, 7/15/2005	125,000		125,185
Roselle, GO Notes, Refunding			
2%, 10/15/2005 (Insured; MBIA)	100,000		99,962
Sayreville, GO Notes, General Improvement and Water			
Revenue 3%, 11/15/2005 (Insured; XLCA)	385,000		386,559
South Brunswick Board of Education, GO Notes			
5.50%, 12/1/2005 (Insured; FGIC)	500,000		508,020
Springfield Township School District, GO Notes			
3%, 6/15/2005 (Insured; FSA)	250,000		250,089
Tabernacle Township School District, GO Notes			
2.50%, 3/1/2006 (Insured; MBIA)	105,000		105,116
Tobacco Settlement Financing Corporation, Revenue, VRDN:			
3.03% (Liquidity Facility; Merrill Lynch)	6,250,000	a	6,250,000
3.06% (Liquidity Facility; Merrill Lynch)	4,995,000	a	4,995,000
Union County Improvement Authority, LR			
(Capital Equipment Lease) 3%, 12/1/2005 (Insured; FSA)	1,225,000		1,229,822
Township of Vernon, GO Notes, BAN 2.75%, 9/16/2005	2,500,000		2,503,828
Borough of Wanaque, GO Notes, BAN 3%, 2/17/2006	1,512,850		1,519,178
West Windsor-Plainsboro Regional School District, GO Notes			
5.25%, 12/1/2005 (Insured; FGIC)	150,000		152,097
Winslow Township, GO Notes			
4%, 3/1/2006 (Insured; XLCA)	120,000		121,275
U.S. Related- 1.2%			
Guam International Airport Authority			
Port, Airport & Marina Revenue:			
3%, 10/1/2005 (Insured; MBIA)	1,000,000		1,004,166
5%, 10/1/2005 (Insured; MBIA)	200,000		201,715
University of Puerto Rico, College and University Revenue			
5.10%, 6/1/2005 (Insured; MBIA)	205,000		205,000
Total Investments (cost $121,441,329)	**102.0%**		**121,441,889**
Liabilities, Less Cash and Receivables	**(2.0%)**		**(2,354,208)**
Net Assets	**100.0%**		**119,087,681**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance
FGIC	Financial Guaranty Insurance Company		Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GIC	Guaranteed Investment Contract	**TAN**	Tax Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	40.9
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	18.1
Not Rated c		Not Rated c		Not Rated c	41.0

Notes to Statement of Investments:

 * Based on total investments.

a Securities payable on demand. Variable interest rate - subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to
  be of comparable quality to those rated securities in which the fund may invest.

  Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
  reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Select Intermediate
Municipal Bond Fund
Statement of Investments
May 31, 2005 (Unaudited)

Long-Term Municipal Investments--96.6%	Principal Amount	Value
	-----------	-----------
Alaska--.8%		
Alaska Housing Finance Corp. 5.10%, 6/1/2012	1,035,000	1,047,379
Arkansas--2.4%		
Arkansas Development Finance Authority,		
Construction Revenue (Public Health Laboratory)		
5%, 12/1/2017 (Insured; AMBAC)	1,025,000	1,110,926
University of Arkansas, University Revenues		
(Various Facility - Fayetteville) 5.50%, 12/1/2016		
(Insured; FSA) (Prerefunded 12/1/2011)	1,610,000 a	1,821,232
California--15.2%		
California Department of Water Resources:		
Power Supply Revenue		
5.375%, 5/1/2017 (Insured; XLCA)	3,000,000	3,353,670
Water Revenue (Central Valley)		
5%, 12/1/2015 (Insured; FGIC)	1,000,000	1,093,710
California Public Works Board, LR		
(University of California)		
5.40%, 12/1/2016 (Insured; AMBAC)	1,000,000	1,076,840
Central Basin Municipal Water District,		
COP (Central Basin):		
5%, 8/1/2015 (Insured; AMBAC)	1,135,000	1,239,216
5%, 8/1/2016 (Insured; AMBAC)	1,210,000	1,314,157
Clovis Public Financing Authority, Water Revenue		
5%, 3/1/2017 (Insured; AMBAC)	1,820,000	1,987,021
Glendale Community College District (Election of 2002		
Zero Coupon, 8/1/2017 (Insured; FGIC)	1,210,000	726,254
Zero Coupon, 8/1/2018 (Insured; FGIC)	1,300,000	739,583
Indian Wells Redevelopment Agency, Revenue		
(Tax Allocation-Consolidated Whitewater)		
5%, 9/1/2017 (Insured; AMBAC)	1,525,000	1,654,030
Los Angeles County Metropolitan Transportation Autho		
Sales Tax Revenue 5%, 7/1/2018 (Insured; FSA)	2,000,000	2,190,400
San Diego Community College District (Election of 200		
5%, 5/1/2019 (Insured; FSA)	500,000	546,035
San Francisco City & County Public Utilities Commissi		
Water Revenue 5%, 11/1/2018 (Insured; FSA)	1,590,000	1,724,260
West Sacramento Redevelopment Agency, Tax Allocati		
(West Sacramento Redevelopment)		
4.75%, 9/1/2016 (Insured; MBIA)	1,000,000	1,046,960

Colorado--1.5%

Archuleta & Hinsdale Counties
(School District Number 50JT)
5.50%, 12/1/2014
(Insured; MBIA) (Prerefunded 12/1/2006) — 750,000 a — 785,805

Colorado Water Resources & Power Development
Authority, Drinking Water Revenue
5.25%, 9/1/2015 — 1,000,000 — 1,071,930

Delaware--5.3%

Delaware Economic Development Authority, PCR
(Delmarva Power)
4.90%, 5/1/2011 (Insured; AMBAC) — 5,000,000 — 5,388,200

Delaware Housing Authority, Revenue
5.15%, 7/1/2017 — 1,115,000 — 1,126,674

Florida--6.0%

Capital Projects Finance Authority, Student Housing
Revenue (Capital Projects Loan Program)
5.50%, 10/1/2017 (Insured; MBIA) — 2,000,000 — 2,170,220

Florida Department of Corrections, COP
(Okeechobee Correctional)
5%, 3/1/2015 (Insured; AMBAC) — 1,000,000 — 1,109,690

Florida State University Financial Assistance Inc.,
Educational & Athletic Facilities Improvement Reven
5%, 10/1/2018 (Insured; AMBAC) — 1,705,000 — 1,858,791

Jacksonville Electric Authority, Revenue
(Saint John's River Power Park Systems) 5%, 10/1/20 — 1,000,000 — 1,077,140

Pace Property Finance Authority, Inc.,
Utility System Improvement Revenue
5.125%, 9/1/2012 (Insured; AMBAC) — 1,055,000 — 1,121,961

Georgia--.7%

Atlanta, Public Improvement 5%, 12/1/2013 — 825,000 — 862,793

Idaho--2.6%

Idaho Housing and Finance Association
(Single Family Mortgage)
5.55%, 7/1/2016 (Insured; FHA) — 475,000 — 491,834

Kootenai County School District Number 273
(Post Falls) 5%, 8/15/2017 — 1,275,000 — 1,415,326

Nampa 5%, 8/1/2018 (Insured; FGIC) — 1,135,000 — 1,254,459

Louisiana--3.1%

Louisiana Office Facilities Corp., LR
(Capital Complex Program):
5.50%, 5/1/2015 (Insured; AMBAC) — 705,000 — 783,170
5.25%, 3/1/2017 (Insured; MBIA) — 1,500,000 — 1,615,290

Orleans Parish School Board
5.20%, 2/1/2014 (Insured; FGIC) — 1,355,000 — 1,384,661

Maryland--5.1%

Maryland Community Development Administration,
Department of Housing & Community Development:
Insured Mortgage Loan 5.125%, 5/15/2017 — 765,000 — 807,756
(Single Family Program) 4.75%, 4/1/2013 — 800,000 — 838,624

Maryland Economic Development Corp., LR
(Montgomery County Wayne Avenue)
5.25%, 9/15/2014 — 1,295,000 — 1,452,265

Maryland Health & Higher Educational
Facilities Authority, Revenue
(University of Maryland Medical Systems)
5.75%, 7/1/2017 — 2,000,000 — 2,193,940

Prince Georges County, Revenue
(Dimensions Health Corp.)
5.10%, 7/1/2006 — 1,000,000 — 983,180

Massachusetts--3.2%

The Commonwealth of Massachusetts
Special Obligation Refunding Notes
(Federal Highway Grant Anticipation Note Program)
5%, 12/15/2014 (Insured; FSA) — 3,585,000 — 3,970,961

Michigan--3.2%

Greater Detroit Resource Recovery Authority, Revenue
6.25%, 12/13/2008 (Insured; AMBAC) — 1,000,000 — 1,103,720

Jonesville Community Schools
(School Bond Loan Fund Guaranteed):
5%, 5/1/2016 (Insured; MBIA) — 685,000 — 758,637
5%, 5/1/2017 (Insured; MBIA) — 720,000 — 793,627

Lincoln Consolidated School District
(School Bond Loan Fund Guaranteed)
5%, 5/1/2016 (Insured; FSA) — 1,155,000 — 1,277,141

Minnesota--1.3%

Minnesota 5.25%, 11/1/2011 — 1,500,000 — 1,549,635

Missouri--1.5%

Missouri Highways & Transportation Commission,
State Road Revenue 5%, 2/1/2017 — 1,000,000 — 1,075,490

Missouri Housing Development Commission,
Multi-Family Housing 4.85%, 12/1/2011 (Insured; FI — 720,000 — 759,701

Montana--1.8%

Montana Board of Regents, Higher Education Revenue
(Facilities-Montana State University)
5%, 11/15/2018 (Insured; AMBAC) — 2,015,000 — 2,211,402

Nebraska--2.0%

Dodge County School District, Number 001 Fremont
5%, 12/15/2016 (Insured; FSA) — 2,240,000 — 2,463,709

Nevada--1.4%

Las Vegas Convention & Visitors Authority, Revenue
5.75%, 7/1/2015 (Insured; AMBAC) (Prerefunded 7/1 — 1,500,000 a — 1,668,510

New Jersey--1.8%			
Burlington County Bridge Commission, Pooled Loan Revenue (Governmental Loan Program) 5%, 10/15/2013	1,290,000		1,418,948
New Jersey Transportation Trust Fund Authority (Transportation Systems) 5.50%, 6/15/2012 (Insured; MBIA) (Prerefunded 6/15/2005)	780,000	a	796,411
New York--3.1%			
New York City Housing Development Corp., MFHR 5.125%, 11/1/2014	925,000		985,476
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue 5.25%, 6/15/2015	1,405,000		1,555,813
New York State Thruway Authority, Service Contract Revenue (Local Highway & Bridge) 5.75%, 4/1/2006	135,000		137,996
Triborough Bridge and Tunnel Authority, General Purpose Revenue 5%, 1/1/2016	1,000,000		1,073,200
North Carolina--1.1%			
North Carolina Eastern Municipal Power Agency, Power System Revenue 7%, 1/1/2008	1,250,000		1,360,187
North Dakota--.2%			
Grand Forks 4.90%, 12/1/2011	215,000		217,197
Ohio--2.1%			
Northeast Regional Sewer District, Wastewater Revenu 5.50%, 11/15/2012 (Insured; AMBAC)	2,500,000		2,554,925
Oklahoma--.7%			
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) 5.125%, 6/1/2012 (Insured; AMBAC)	785,000		855,132
Pennsylvania--10.8%			
Cambria County 6.625%, 8/15/2014 (Insured; FGIC)	615,000		629,194
Harrisburg Authority, Office and Parking Revenue 5.75%, 5/1/2008	1,000,000		1,048,360
Harrisburg Redevelopment Authority, Revenue Zero Coupon, 11/1/2017 (Insured; FSA)	2,750,000		1,625,442
Hatboro Horsham School District 5%, 9/15/2016 (Insured; FSA)	3,855,000		4,244,895
Pennsylvania Higher Educational Facilities Authority, Revenue (University Health Services) 5.35%, 1/1/2008 (Prerefunded 1/1/2006)	4,500,000	a	4,608,090
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6.25%, 12/1/2014	1,000,000		1,124,890
Rhode Island--.8%			
Rhode Island Consolidated Capital Development Loan 5.95%, 8/1/2013 (Insured; MBIA) (Prerefunded 8/1/2(	1,000,000	a	1,014,370
South Carolina--4.0%			
Anderson, Water & Sewer Systems Revenue 5%, 7/1/2017 (Insured; MBIA)	1,390,000		1,513,182
Charleston County Airport District, Airport Systems Revenue 5%, 7/1/2015 (Insured; XLCA)	1,950,000		2,148,725
Pickens County School District (School District Enhance Program) 5%, 5/1/2012	1,135,000		1,210,387
Texas--7.6%			
Dallas-Fort Worth International Airport, Revenue (Joint Improvement) 5.75%, 11/1/2016 (Insured; FSA)	1,735,000		1,964,679
El Paso, Water & Sewer Revenue 5%, 3/1/2014 (Insured; FSA)	1,000,000		1,104,070
Irving Hospital Authority, HR (Irving Healthcare Systems) 5.70%, 7/1/2008 (Insured; FSA)	1,675,000		1,678,719
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000		1,105,170
Tomball Hospital Authority, Revenue 6%, 7/1/2013	3,500,000		3,506,055
Virginia--2.9%			
Brunswick County Industrial Development Authority, Correctional Facility LR 5.55%, 7/1/2008 (Insured; MBIA) (Prerefunded 7/1/2(	1,325,000	a	1,388,786
Fairfax County Redevelopment & Housing Authority, L (James Lee Community Center) 5.25%, 6/1/2019	1,120,000		1,224,485
Newport News 5%, 11/1/2016	855,000		937,969
Washington--2.8%			
Energy Northwest, Wind Project Revenue 5.60%, 7/1/2015 (Prerefunded 1/1/2007)	1,000,000	a	1,067,290
King County School District Number 405 (Bellevue) 5%, 12/1/2014 (Insured; FGIC)	1,000,000		1,103,750
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) 5.75%, 7/1/2010 (Insured; Radian)	1,180,000		1,230,669
West Virginia--.8%			
West Virginia Housing Development Fund (Housing Finance) 5%, 11/1/2014	1,000,000		1,033,600
Wisconsin--.8%			
Wisconsin Health & Educational Facilities Authority, Revenue (Franciscan Skemp Medical Center) 5.875%, 11/15/2010	1,000,000		1,029,820
Total Long-Term Municipal Investments (cost $114,382,273)			118,595,797
Short-Term Municipal Investments--1.6%			
Pennsylvania--1.6%			
Philadelphia Hospitals & Higher Education Facilities Authority, HR, VRDN (Children's Hospital of Philadelphia) 2.95%	2,000,000	b	2,000,000
Total Short-Term Municipal Investments (cost $2,000,000)			2,000,000
Total Investments (cost $116,382,273)	98.2%		120,595,797
Cash and Receivables (Net)	1.8%		2,250,606
Net Assets	100.0%		122,846,403

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to
(b) Securities payable on demand. Variable interest rate--subject to periodic change.
(c) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.

Dreyfus Premier Select Municipal Bond Fund
Statement of Investments
May 31, 2005 (Unaudited)

Long-Term Municipal Investments--96.8%	Principal Amount ($)		Value ($)
Arizona--.5%			
Arizona School Facilities Board, Revenue			
(State School Improvement)			
5%, 7/1/2018	1,025,000		1,111,192
Arkansas--3.1%			
Beaver Water District,			
Benton and Washington Counties, Water Revenue			
5%, 11/15/2016 (Insured; AMBAC)	1,400,000		1,523,802
Board of Trustees of the University of Arkansas			
Various Facility Revenue (Fayetteville Campus)			
5.50%, 12/1/2017 (Insured; FGIC) (Prerefunded 12/1/2012)	2,865,000	a	3,277,073
5.50%, 12/1/2017 (Insured; FSA) (Prerefunded 12/1/2011)	1,695,000	a	1,917,384
California--20.7%			
California:			
GO:			
5.25%, 10/1/2016 (Prerefunded 10/1/2005)	3,375,000	a	3,436,223
5.25%, 10/1/2016	695,000		705,196
5.25%, 9/1/2017 (Insured; MBIA)	1,800,000		1,957,428
Veterans 5.45%, 12/1/2024 (Insured; FSA)	3,430,000		3,511,085
California Department of Water Resources			
Power Supply Revenue			
5.375%, 5/1/2017 (Insured; XLCA)	4,000,000		4,471,560
California Public Works Board, LR			
(Department of Corrections)			
5.25%, 3/1/2021 (Insured; AMBAC)	1,000,000		1,079,690
Clovis Public Financing Authority			
Water Revenue			
5%, 3/1/2019 (Insured; AMBAC)	2,005,000		2,186,172
Desert Sands Unified School District, COP:			
5.25%, 3/1/2015 (Insured; MBIA)	1,025,000		1,131,508
5.25%, 3/1/2016 (Insured; MBIA)	1,080,000		1,188,400
East Bay Municipal Utility District			
Water System Revenue			
5%, 6/1/2021 (Insured; MBIA)	1,125,000		1,196,820
East Side Union High School District			
GO (County of Santa Clara, 2002 Election Series):			
5%, 8/1/2017 (Insured; FGIC)	1,290,000		1,412,511
5%, 8/1/2018 (Insured; FGIC)	1,345,000		1,471,941
5%, 8/1/2019 (Insured; FGIC)	1,410,000		1,540,933
Fullerton Joint Union High School District			
5%, 8/1/2018 (Insured; FSA)	760,000		822,350
Glendale Community College District			
Zero Coupon, 8/1/2019 (Insured; FGIC)	1,130,000		609,963
Zero Coupon, 8/1/2020 (Insured; FGIC)	1,200,000		614,664
Zero Coupon, 8/1/2021 (Insured; FGIC)	1,520,000		737,945

Glendora Unified School District, GO:		
Zero Coupon, 8/1/2026 (Insured; FGIC)	2,575,000	949,376
Zero Coupon, 8/1/2027 (Insured; FGIC)	2,000,000	695,860
Nevada Joint Union High School District		
(Nevada and Yuba Counties)		
GO 5%, 8/1/2022 (Insured; FSA)	1,160,000	1,234,576
Placer Union High School District:		
Zero Coupon, 8/1/2027 (Insured; FSA)	4,110,000	1,429,992
Zero Coupon, 8/1/2028 (Insured; FSA)	4,000,000	1,321,000
Redevelopment Agency of the City		
of Corona, Merger Downtown and Amended		
Project Area "A" (2004 Tax Allocation		
5%, 9/1/2018 (Insured; FGIC)	1,520,000	1,646,859
Sacramento City Financing Authority, Revenue		
Capital Improvement		
5%, 12/1/2026 (Insured; AMBAC)	1,450,000	1,519,977
San Jose		
(Library Parks and Public Safety Projects		
5%, 9/1/2019	1,575,000	1,711,899
San Juan Unified School District		
5.25%, 8/1/2019 (Insured; MBIA)	1,295,000	1,440,118
5.25%, 8/1/2020 (Insured; MBIA)	1,425,000	1,584,686
Tustin Unified School District, Special Ta:		
(Senior Lien Community Facilities District 97		
Zero Coupon, 9/1/2021 (Insured; FSA)	1,615,000	781,143
Walnut Valley Unified School Distric		
6.50%, 8/1/2019 (Insured; FGIC)	1,765,000	1,775,519
Colorado--2.4%		
Colorado Health Facilities Authority		
Revenue (Porter Place)		
5.875%, 1/20/2020 (Collateralized; GNMA)	1,940,000	2,103,852
Northwest Parkway Public Highway		
Authority, Senior Revenue		
Zero Coupon, 6/15/2026 (Insured; FSA)	10,000,000	3,123,300
Delaware--4.8%		
Delaware Economic Development Authority,		
Revenue (Pollution Control Delmarva Project(		
5.20%, 2/1/2019 (Insured; AMBAC)	6,000,000	6,446,760
Delaware Housing Authority, Revenue		
5.40%, 7/1/2024	1,640,000	1,644,215
The City of Wilmington, MFHF		
(GNMA Collateralized Mortgage Loan -		
Market Street Mews Project) 5.45%, 9/20/2022	2,125,000	2,247,846
Florida--3.3%		
Florida Intergovernmental Finance		
Commission, Capital Revenue		
5.125%, 2/1/2031 (Insured; AMBAC)	3,500,000	3,658,865
School Board of Saint Lucie County, COP		
(Florida Master Lease Program)		
5%, 7/1/2018 (Insured; FSA)	1,635,000	1,778,193
Winter Park, Water and Sewer Revenue		
5.375%, 12/1/2019 (Insured; AMBAC)	1,525,000	1,704,188
Georgia--2.2%		
Atlanta, Water and Wastewater Revenue		
5.50%, 11/1/2018 (Insured; FGIC)	1,200,000	1,410,756
De Kalb County Housing Authority, MFHF		
(Longleaf Apartments Project)		
5.45%, 10/20/2024 (Collateralized; GNMA)	1,540,000	1,672,594
Development Authority of Bulloch County,		
Student Housing LR		
(Georgia Southern University Project)		
5%, 8/1/2018 (Insured; AMBAC)	1,470,000	1,591,672

Idaho--8.1%

Boise State University, Revenues		
5.375%, 4/1/2022 (Insured: FGIC)	3,000,000	3,289,410
Student Union and Housing System		
5%, 4/1/2017 (Insured: AMBAC)	1,015,000	1,102,168
Caldwell, Parity Lien Sewer Revenue		
5.75%, 9/1/2018 (Insured: FSA)	2,625,000	2,959,792
Canyon County School District Number 132		
(Caldwell) GO		
5.25%, 7/30/2016 (Insured: MBIA)	1,405,000	1,563,821
Idaho Housing and Finance Association		
5.55%, 1/1/2033	285,000	298,093
(Single Family Mortgage)		
5.625%, 7/1/2015	785,000	786,688
Idaho State University, General Improvement Revenue		
5%, 4/1/2016 (Insured: FSA)	2,315,000	2,526,151
5%, 4/1/2017 (Insured: FSA)	1,930,000	2,096,443
Nampa 5%, 8/1/2020 (Insured: FGIC)	1,330,000	1,460,540
The Regents of the University of Idaho,		
Student Fee Revenue		
5%, 4/1/2014 (Insured: FSA)	1,080,000	1,191,272

Kentucky--.5%

Kentucky Turnpike Authority		
Economic Development Road Revenue		
(Revitalization Projects)		
5.625%, 7/1/2010 (Insured: AMBAC)		
(Prerefunded 7/1/2005)	745,000 a	761,614
5.625%, 7/1/2010 (Insured: AMBAC)		
(Prerefunded 7/1/2005)	255,000 a	260,687

Louisiana--2.9%

Louisiana Office Facilities Corp., LI		
(Capital Complex Program)		
5.25%, 3/1/2017 (Insured: MBIA)	3,000,000	3,230,580
Orleans Parish School Board		
5.20%, 2/1/2014 (Insured: FGIC)	3,000,000	3,065,670

Maine--2.9%

Maine Housing Authority (Mortgage Purchase)		
5.85%, 11/15/2020	1,230,000	1,300,405
5.35%, 11/15/2021	4,680,000	4,899,445

Maryland--4.4%

Community Development Administration,		
Maryland Department of Housing and		
Community Development:		
Housing 5.95%, 7/1/2023	2,695,000	2,787,385
MFHR		
(Insured Mortgage Loans)		
5.30%, 5/15/2022	435,000	458,655
Residential Revenue		
5.30%, 9/1/2012	800,000	819,280
5.40%, 9/1/2013	755,000	774,509
5.55%, 9/1/2015	790,000	820,415
(Single Family Program) 4.75%, 4/1/2013	2,090,000	2,190,905
Hyattsville, Special Obligatio		
(University Town Center Project)		
5.60%, 7/1/2024	1,500,000	1,532,610

Massachusetts--1.1%

Massachusetts Development Finance Agency, Revenue		
(Credit Housing - Chelsea Homes)		
5%, 12/15/2024	1,200,000	1,226,004
Massachusetts Housing Finance Agency,		
SFHR 7.125%, 6/1/2025	80,000	80,093
Massachusetts Industrial Finance Agency		
Health Care Facility Revenue		
(Metro Health Foundation Inc. Project)		
6.75%, 12/1/2027	1,000,000	982,870

Michigan--2.5%

Grand Traverse County Building Authority, GO		
5%, 5/1/2025 (Insured: MBIA)	1,070,000	1,129,096
Kalamazoo Hospital Finance Authority		
Hospital Facility Revenue		
(Burgess Medical Center)		
6.25%, 6/1/2014 (Insured: FGIC)	1,000,000	1,205,430
Livingston County		
(Marion Sanitary Sewer Systems Number 1)		
5.125%, 6/1/2019	2,100,000	2,176,692
Michigan Municipal Bond Authority, Revenue		
(Local Government Loan Program)		
6.125%, 12/1/2018 (Insured: FGIC)	750,000	766,905

Mississippi--.7%

Mississippi Development Bank, Special Obligatio		
(Waveland, GO Public Improvement Bond Project		
5%, 11/1/2020 (Insured: AMBAC)	1,315,000	1,419,976

Missouri--3.3%

Cape Girardeau County Industrial Development		
Authority, MFHR (Cape La Croix)		
6.40%, 6/20/2031 (Collateralized: GNMA)	1,245,000	1,287,342
Curators of the University of Missouri		
Systems Facilities Revenue		
5%, 11/1/2021	1,605,000	1,744,635
Missouri Housing Development Commission, MFHR		
5.25%, 12/1/2016 (Collateralized: FHA)	1,965,000	2,075,590
5.375%, 12/1/2018 (Collateralized: FHA)	1,890,000	2,004,156

Montana--2.2%

Montana Board of Housing,		
Single Family Mortgage		
5.60%, 12/1/2023	2,310,000	2,328,780
Montana Board of Regents, Higher Education Revenue		
(Montana State University)		
5%, 11/15/2020 (Insured: AMBAC)	1,210,000	1,317,884
5%, 11/15/2021 (Insured: AMBAC)	1,000,000	1,085,040

Nebraska--1.2%

Municipal Energy Agency of Nebraska		
Power Supply System Revenue		
5.25%, 4/1/2016 (Insured: AMBAC)	2,305,000	2,540,064

New Hampshire--2.6%

New Hampshire Higher Educational and Health		
Facilities Authority, HF		
(Androscoggin Valley Hospital)		
5.75%, 11/1/2017	1,475,000	1,547,614
New Hampshire Housing Finance Authority		
Mortgage Revenue		
6.85%, 7/1/2014	10,000	10,063
Multi-Family Revenue		
5.05%, 7/1/2012	1,480,000	1,541,154
5.15%, 7/1/2013	2,295,000	2,387,489

New Jersey--.6%

New Jersey Turnpike Authority, Turnpike Revenue		
6.50%, 1/1/2016	750,000	908,295
6.50%, 1/1/2016	250,000	301,185

New Mexico--.8%			
New Mexico Finance Authority, Court Facilities Fee Revenue 5%, 6/15/2016 (Insured; MBIA) (Prerefunded 6/15/2011)	1,500,000	a	1,642,170
New York--2.3%			
New York City Municipal Water Finance Authority Water and Sewer System Revenue 5.125%, 6/15/2021 (Insured; MBIA)	2,000,000		2,087,660
New York State Thruway Authority:			
(Highway and Bridge Trust Fund) 5%, 4/1/2016 (Insured; FGIC)	1,000,000		1,057,340
(State Personal Income Tax Revenue-Transportation) 5%, 3/15/2020 (Insured; MBIA)	1,575,000		1,707,930
North Carolina--4.0%			
North Carolina Housing Finance Agency (Home Ownership) 5.875%, 7/1/2031	8,110,000		8,462,785
Ohio--3.5%			
Village of Groveport, Income Tax Receipt (Special Obligations):			
5%, 12/1/2017 (Insured; MBIA)	3,535,000		3,844,454
5%, 12/1/2018 (Insured; MBIA)	1,000,000		1,086,170
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.) 6.50%, 11/15/2012	810,000		824,062
Sharonville 5.25%, 6/1/2017 (Insured; FGIC)	1,480,000		1,635,444
Oregon--1.5%			
Oregon Bond Bank, Revenue (Economic Community Development Department) 5.50%, 1/1/2014 (Insured; MBIA)	1,190,000		1,282,796
Oregon Housing and Community Services Department, SFMR (Mortgage Program) 6.45%, 7/1/2026	335,000		342,079
Sweet Home School District Number 55, Linn County, GO 5.50%, 6/15/2020 (Insured; FSA) (Prerefunded 6/15/2011)	1,375,000	a	1,546,751
Pennsylvania--3.9%			
Boyertown Area School District, GO			
5%, 10/1/2017 (Insured; FSA)	1,010,000		1,111,667
5%, 10/1/2018 (Insured; FSA)	1,065,000		1,168,539
Dauphin County General Authority, Office and Packaging Revenue (Riverfront Office 6%, 1/1/2025	2,000,000		1,843,280
Ephrata Area School Distric 5%, 4/15/2013 (Insured; FGIC)	150,000		163,659
Philadelphia Hospitals and Higher Educatio Facilities Authority, Revenue (Jefferson Health Systems) 5%, 5/15/2011	1,410,000		1,479,161
Washington County Industrial Development Authority, PCR (West Penn Power Co.) 6.05%, 4/1/2014 (Insured; AMBAC)	2,500,000		2,556,550
Tennessee--.5%			
Sullivan County Industrial Board, Revenue 6.35%, 7/20/2027 (Collateralized; GNMA)	1,000,000		1,034,290
Texas--4.7%			
Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA)	2,000,000		2,089,960
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue 6.60%, 1/1/2021	1,500,000		1,602,420
Crosby Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2017	1,655,000		1,009,285
Dallas 5.25%, 2/15/2018	1,000,000		1,069,780
Little Elm Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2022	1,285,000		517,662
McKinney Independent School District (Permanent School Fund Guaranteed) 5.375%, 2/15/2019 (Prerefunded 2/15/2010)	1,500,000	a	1,649,655
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,945,000		2,149,556
Vermont--1.5%			
Vermont Municipal Bond Bank			
5%, 12/1/2017 (Insured; MBIA)	720,000		787,183
5%, 12/1/2022 (Insured; MBIA)	2,270,000		2,461,656
Virginia--2.4%			
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue 5.875%, 7/20/2016 (Collateralized; GNMA)	1,825,000		1,896,139
Middle River Regional Jail Authority Jail Facility Revenue 5%, 5/15/2019 (Insured; MBIA)	1,200,000		1,308,864
Riverside Regional Jail Authority, Jail Facilitie Revenue 5.875%, 7/1/2014 (Insured; MBIA) (Prerefunded 7/1/2005)	475,000	a	485,692
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor) 5%, 5/15/2017	1,300,000		1,407,341
Washington--.7%			
Energy Northwest, Wind Project Revenue 5.875%, 7/1/2020 (Prerefunded 1/1/2007)	1,375,000	a	1,473,313
Seatac Local Option Transportation, Tax Revenue 6.50%, 12/1/2013 (Insured; MBIA)	15,000		15,195
West Virginia--.5%			
Pleasants County, PCR (West Penn Power Co.) 6.15%, 5/1/2015 (Insured; AMBAC)	1,000,000		1,021,800
Wisconsin--.5%			
Housing Authority of the City of Milwaukee, MFHR (Veterans Housing Projects) 5.10%, 7/1/2022 (Collateralized; FNMA)	1,000,000		1,074,900
Total Long-Term Municipal Investments (cost $197,351,878)			206,517,169
Short-Term Municipal Investment--1.6%			
Pennsylvania--			
Geisinger Authority, Health Systems Revenue, VRDN (Geisinger Health System) 2.95% (cost $3,500,000)	3,500,000	b	3,500,000
Total Investments (cost $200,851,878)	98.4%		210,017,169
Cash and Receivables (Net)	1.6%		3,322,781
Net Assets	100.0%		213,339,950

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Securities payable on demand. Variable interest rate - subject to periodic chang
c Securities valuation policies and other investment related disclosures are hereby incorporated by reference th annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.